The Tower at Peabody Place

100 Peabody Place, Suite 900

Memphis, TN 38103-3672

(901) 543-5900

Sehrish Siddiqui

Phone: (901) 543-5979

Fax: (877) 521-2816

E-mail: ssiddiqui@bassberry.com

September 6, 2011

Via EDGAR and FedEx

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attn: Kevin Rupert

Re:	Triangle Capital Corporation
File Nos.: 333-175160 and 814-00733
Pre-Effective Amendment No. 1 to the Registration Statement

Dear Mr. Rupert:

As counsel to Triangle Capital Corporation, a Maryland corporation (the “Company” or the “Fund”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre Effective Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form N-2 (File No. 333-175160) (the “Registration Statement”) and the Company’s responses to the comments of the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 14, 2011 and our phone conversation with you on August 10, 2011.

For convenience of reference, each Staff comment in your July 14, 2011 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

We are providing to you a courtesy copy of this letter and two courtesy copies of Amendment No. 1 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the Registration Statement filed with the Commission on June 27, 2011 (the “Blackline”). The changes reflected in Amendment No. 1 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. All page references in our responses are to the pages of the Blackline. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Cover Page

Comment: 1.	Disclose the most recently calculated net asset value per share of the Fund’s common shares. As needed, update the last reported sale price of the Fund’s common stock.

Response:	In response to the Staff’s comment, the Company has disclosed on the cover page the most recently calculated net asset value (“NAV”) per share of its common shares and has updated the last reported sale price of its common stock.

Comment: 2.	Delete the last sentence in the second full paragraph in the section captioned “About This Prospectus” because it is inconsistent with an obligation to deliver a current and accurate prospectus in connection with sales of securities being offered by the Fund. As an alternative, disclose that the Fund will amend the prospectus to disclose any material changes. This comment also applies to the legend on page S-ii.

September 6, 2011

Response:	In response to the Staff’s comment, the Company has disclosed on the cover page and on page S-ii, that it will amend the prospectus supplement during the applicable offering period to disclose any material changes.

Comment: 3.	Please note that any prospectus supplement used with any offering from this shelf registration statement should include a fee table and example, updated in accordance with current staff positions, with the most current information available to the Fund.

Response:	The Company acknowledges and understands the Staff’s comment.

Comment: 4.	We note the absence of the Acquired Fund Fees & Expenses line item from the Fund’s fee table. Please confirm to us in your response letter that the Fund will not make investments that trigger the need for applicable Acquired Fund Fees & Expenses disclosure.

Response:	The Company confirms that, to the best of its knowledge, it will not make investments that trigger the need for applicable Acquired Fund Fees & Expenses disclosure.

Comment: 5.	Disclose unequivocally whether or not the Fund anticipates leveraging through either the offering of debt securities or preferred stock during the next twelve months, revising the fee table as needed. If the Fund will issue some of these securities during the next twelve months, then provide the following additional disclosure, as applicable:

Response:	The Company anticipates leveraging through either the offering of debt securities or preferred stock during the next twelve months and has, in response to the Staff’s comments, included the requested additional disclosure in connection with such leveraging. The Company respectfully requests the Staff not to require the Company to represent unequivocally in the prospectus the timeline for such leveraging as such timeline is not yet reasonably known to the Company and therefore, may mislead investors.

Comment: 6.	Under the “Stockholder Transaction Expenses” section of the fee table, provide line item presentation tailored to all of the Securities that the Fund intends to issue. Expand the disclosure accompanying the Example to clarify that such amounts are included in the Example. This comment and those below primarily relate to the fee table in the prospectus supplement for common shares.

Response:	The Company respectfully submits that the line item presentation on page 16 of the prospectus is tailored to the Securities that the Company currently intends to issue. In response to the Staff’s comment, the Company has expanded the disclosure in the Example to clarify that such amounts are included in the Example.

Comment: 7.	Make clear that the “Other expenses” line item includes the cost to common shareholders all of the Securities, as required. Captions for “Interest Payments on Borrowed Funds” and/or “Preferred Stock Dividend Payments” should be specific line items in the fee table.

Response:	In response to the Staff’s comment, the Company has included the requested disclosure on page 16. The Company will include numbers in these additional line items in a prospectus supplement, if and when preferred stock or debt securities are issued.

Comment: 8.

Also disclose in a footnote the assumptions used when determining the amount of leverage and associated costs included in the “Interest Payments on Borrowed Funds” and/or “Preferred Stock Dividend Payments” line items in the fee table. The cost of servicing debt securities and/or preferred stock components should include all such costs stated as a percentage of net assets

September 6, 2011

attributable to common shares. To the extent it is not already included, any cost of capital increase contemplated by the last sentence of the second full paragraph on page 27 of the prospectus should also be included. In addition, a separately captioned section of the prospectus should, consistent with the stated assumptions, describe the likely terms, including material covenants of the Securities the Fund expects to issue.

Response:	In response to the Staff’s comment, the Company has disclosed in a footnote that an increase in cost of capital will occur upon the issuance of new classes of Securities. The Company respectfully submits that it will undertake to include the requested footnote and accompanying assumptions when such details are available. Including assumptions about which the Company is not reasonably certain and which are not customarily disclosed may mislead investors.

Comment: 9.	Since all fees and expenses in the fee table that are associated with the Securities must be appropriately presented based on net assets attributable to common shares, please explain in a footnote that this is because such expenses are ultimately paid by the Fund’s common stockholders. It should also be clear that offering expenses of the Securities, if any, will also be borne directly or indirectly by the Fund’s common shareholders.

Response:	In response to the Staff’s comment, the Company has included the requested disclosure on page 16.

Comment: 10.	Please delete the last sentence of footnote (7) as the Fund is leveraged.

Response:	In response to the Staff’s request, the Company has deleted the requested disclosure on page 16.

Comment: 11.	It appears that the second sentence of the first paragraph in the “Example” narrative may be inaccurate. The Securities include leverage techniques. The “1 year” calculation of expenses (and subsequent multiple year calculations) should include all of the actual and anticipated fees and expenses paid by common shareholders that will appear in the “Stockholder Transaction Expenses” and the “Annual Expenses” section of the fee table during the next twelve months. Please revise the disclosure as needed. We may have further comment.

Response:	The Company respectfully submits that the requested disclosure is not yet known or determinable. Therefore, the Company respectfully requests the Staff to allow the Company to refrain from providing the requested statement as doing so may mislead investors. The Company undertakes to incorporate such actual and anticipated fees and expenses paid by common stockholders in the Expense Example that will accompany the prospectus supplement for the issuance of any such Securities.

Comment: 12.	State that the Expense Example includes all of the costs associated with any Securities the Fund intends to issue during the next 12 months.

Response:	The Company respectfully submits that all costs associated with the possible issuance of debt securities or preferred stock during the next 12 months are not yet known or determinable. Therefore, the Company respectfully requests the Staff to allow the Company to refrain from providing the requested statement as doing so may mislead investors. The Company undertakes to incorporate such costs in the Expense Example that will accompany the prospectus supplement for the issuance of any such Securities.

Comment: 13.

Please explain why “the table does not reflect the additional SBA leverage that we intend to employ in the future” as stated in the last paragraph on this page. In addition, since the registrant believes its SBIC subsidiaries will reach the maximum leverage permitted by the SBA,

September 6, 2011

provide appropriate disclosure in the prospectus on page 27 regarding the Fund’s business plans when it reaches that ceiling, consistent with the Securities the Fund intends to offer.

Response:	The Company has updated its disclosure on page 16 regarding SBA leverage. In response to the Staff’s comment regarding the Company’s business plans after reaching the maximum leverage permitted by the SBA, the Company respectfully submits that other sources of funding, including the Company’s $90 million line of credit, and balance sheets showing the Company’s cash assets, show the other sources of funding available to the Company when the SBIC subsidiaries reach the maximum leverage permitted by the SBA. Additionally, the SBIC subsidiaries may, upon SBA approval, employ additional SBA leverage when outstanding debentures have been repaid to the SBA.

Comment: 14.	The Fund’s total annual expenses disclosed in the fee table are lower than the Fund’s audited total annual expense ratio for the year ended December 31, 2010. If this difference is explained exclusively by changes in contractual expense rates, disclose that fact. If the difference is not due to contractual changes, please explain to the staff in your response letter why the lower number is appropriate. We may have further comment.

Response:	The Company respectfully submits that its total annual expenses disclosed in the fee table are lower than the Company’s audited total annual expenses ratio for the year ended December 31, 2010 due to an increase in projected average net assets resulting from the Company’s February 2011 Shelf Takedown Offering.

Comment: 15.	The disclosure in the first full paragraph states that a rights offering will not be done in connection with “this prospectus”. Please revise the disclosure throughout the registration statement for consistency and clarity.

Response:	In response to the Staff’s comment, the Company has made the requested disclosure throughout the prospectus.

Comment: 16.	We note that the wide array of Securities the Fund may issue makes the Fund’s risk disclosure more complicated and the assumptions about the Securities to be issued much more important. For example, given the Securities’ potential leverage and potentially dilutive effect, how will the Fund convey a fair and accurate representation of these risks in the prospectus and prospectus supplements? The risk profile and expense ratio attributable to common shares can change materially as different Securities are issued. What will the Fund present if common stock is the first takedown from this shelf offering? We may have further comment.

Response:	The Company acknowledges and understands that the wide array of Securities the Company may issue makes the Company’s risk disclosure more complicated and the assumptions about the Securities to be issued much more important. In response to the Staff’s comment, the Company has further revised the disclosure related to the risks specified by the Staff above on pages 27-28 and pages 44-46. The Company also intends to include within the applicable prospectus supplement, additional disclosure as it relates to the specific risks that accompany the class and terms of the Securities in that particular prospectus supplement.

Comment: 17.	Clarify that any offering of securities by the Fund that requires shareholder approval must occur, if at all, within one year after receiving such shareholder approval.

September 6, 2011

Response:	The Company respectfully submits that, pursuant to Section 63(2) of the Investment Company Act of 1940 (the “1940 Act”), annual stockholder approval is required for the sale of common stock below NAV or the sale of warrants, options or rights to acquire any such common stock below NAV. The Company has included the requested disclosure on pages 13, 15, 25, 32, 41, 124 and 158. While stockholder approval is required, and has been obtained, for the issuance of warrants, options and rights to acquire common stock, the 1940 Act does not require annual stockholder approval for the issuance except when sold below NAV.

Comment: 18.	Disclose the accounting conditions that must be met to accrue OID and PIK interest as good income (e.g., collectible). In addition, disclose that even if the accounting conditions for income accrual are met, the borrower could still default when the Fund’s actual collection is supposed to occur at the maturity of the obligation.

Response:	The Company respectfully submits that the disclosure on page 29 addresses the requirements for the recognition of income for U.S. Federal Income Tax purposes in advance of the actual receipt of cash payment, whereas the Staff’s comment appears to be addressing the recognition of income for U.S GAAP purposes. While the Company may cease to recognize income for U.S. GAAP (financial reporting) purposes in certain circumstances where the Company does not believe the income will ultimately be collected (as discussed in footnote 2 to the Company’s unaudited financial statements for the six months ended June 30, 2011 and in Management’s Discussion and Analysis of Financial Condition and Results of Operations), for U.S. Federal Income Tax purposes, this income generally must be continued to be recognized and therefore, paid to investors as dividends in order to meet Regulated Investment Company distribution requirements. The Company respectfully submits that the language in this risk factor is appropriate and that the language in footnote 2 and in the MD&A disclosure of critical accounting policies is sufficient to address the Staff’s concern.

19.	The prospectus says that “if” the Fund issues debt securities, convertible debt securities, warrants, subscription rights, etc., then it may have an effect on shareholders. Yet, these instruments are included in the Securities being registered and would likely materially impact shareholders. Please revise the disclosure consistent with the intent of this shelf offering.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 45.

20.	Are there any issues or risks that developed during the market volatility of 2007-2008 that presented specific risks or unique conditions for the business development company community? If so, add appropriate disclosure. If not, please explain to the staff in your response letter that the business development company community did not have any such issues or adverse consequences during that period of market volatility.

Response:	In response to the Staff’s comment, the Company has revised its disclosure to highlight more specifically the risks associated with the business development company community on pages 22-23.

21.	The first sentence of the third full paragraph states that there is little information available about the portfolio companies. Disclose whether the Fund will have the financial statements of its portfolio companies available in making its fair value determinations. If not, why not?

September 6, 2011

Response:	The Company respectfully submits that the fourth full paragraph on page 38 indicates that there is little public information available about these portfolio companies. Therefore, employees of the Company must provide diligence services that would otherwise be provided by research analysts and other industry professionals, as is customary for public companies. In response to the Staff’s comment, the Company has made the requested disclosure on page 38.

22.	The Fund states that it may take a “substantial period of time” to invest the net proceeds of any offering. Given the Fund’s stated expense ratio and the prevailing interest rate climate, it appears the Fund has a substantial risk of losing money on the offering proceeds during this interval. Please revise the disclosure accordingly.

Response:	The Company respectfully submits that it may not be accurate to unilaterally state that the Company will lose money on idle proceeds from a stock offering due to the explanation provided in Comment 14 regarding the Company’s stated expense ratio. In response to the Staff’s comment, the Company has included disclosure on page 41 regarding a possible loss of money on idle proceeds from the offering of certain securities, such as debt securities.

23.	Expand the disclosure to include statements made in any prospectus supplement to the list of statements to which the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 do not apply.

Response:	In response to the Staff’s comment, the Company has included the requested disclosure.

24.	Please briefly summarize the subsidiaries and the accounting consolidations of the Fund in the last paragraph.

Response:	In response to the Staff’s comment, the Company has included the requested disclosure on page 57.

25.	Please disclose unusual tax considerations or consequences with respect to the penultimate sentence of the first paragraph under the caption “Interest and Dividend Income”.

Response:	In response to the Staff’s comment, the Company has included the requested disclosure on page 71.

26.	The Contractual Obligations table should be updated to match the period-end for the Fund’s most recently included financial statements. This comment applies to other disclosure in the

September 6, 2011

registration statement that would change based on the inclusion of more current financial information.

Response:	In response to the Staff’s comment, the Company has updated disclosure to incorporate more current financial information pursuant to the applicable rules. The Company respectfully submits that the Contractual Obligations table as of December 31, 2010, is current pursuant to Item 303(a)(5) of Regulation S-K.

27.	Disclose whether the Fund’s loans are expected to fully amortize during their lifetime. If not, revise the disclosure accordingly to include risks related to any borrower’s potential inability to repay or refinance the debt.

Response:	The Company respectfully refers the staff to the disclosure on pages 58-75 within the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” regarding the Company’s approach to debt securities that are not expected to fully amortize during their lifetime.

28.	Disclose that the Fund’s fair value policies and procedures are in writing, and in accordance with Section 2(a)(41) of the Investment Company Act of 1940 (“1940 Act”).

Response:	In response to the Staff’s comment, the Company has included the requested disclosure on page 82.

29.	Disclose whether the Fund’s shareholders have approved the issuance of warrants. If not, disclose what the Fund intends to do, and revise the disclosure as needed.

Response:	In response to the Staff’s comment, the Company has included the requested disclosure on page 140.

30.	If there have been previous rights offerings, please add appropriate disclosure regarding all prior rights offerings, including, but not limited to, the date of each offering, the dollar amount of proceeds, how the Fund used the proceeds, and the amount of time taken to invest the proceeds. If there have not been any prior rights offerings, so state. Include risk disclosure about the potential negative consequences of the possibility of multiple rights offerings including, among other things, the dilutive impact to NAV and voting and the potential impact of the increased number of shares on the market price of the Fund’s common stock. See Investment Company Act Release No. 9932 (Sept. 15, 1977).

Response:	In response to the Staff’s comment, the Company has included the requested disclosure on pages 45 and 141.

September 6, 2011

31.	In your response letter, confirm that any transferable rights offerings will entitle the Fund’s record date shareholders at the time of any subscription rights offering to purchase one new share for a maximum of every three rights held.

Response:	The Company confirms that any transferable rights offerings will entitle the Company’s record date shareholders at the time of any subscription rights offering to purchase one new share for a maximum of every three rights held.

32.	Disclose, if true, that the Fund’s common shareholders will indirectly bear all of the expenses of the subscription rights offerings, regardless of whether the Fund’s common stockholders exercise any subscription rights.

Response:	In response to the Staff’s comment, the Company has included the requested disclosure on page 140.

33.	Clarify whether units, consisting either in whole or in part of the underlying Securities being registered on this shelf registration statement, are intended to be publicly offered by the Fund. If they will be offered by the Fund, a prospectus supplement is needed.

Response:	In response to the Staff’s comment, the Company has revised its disclosure on page 142 to clarify whether units may be intended to be publicly offered by the Company. The Company understands and undertakes to provide a prospectus supplement if and when such units will be offered to the public by the Company.

34.	In the description of the units the Fund states it has no intention to issue third party securities as units. Thus, please remove all of the related disclosure.

Response:	In response to the Staff’s comment, the Company has revised its disclosure on page 142 to clarify its intention to issue third party securities as units.

35.	Please describe the units with specificity. Please fully explain to the staff how the offering price will be allocated to the components of the units. Discuss the trading history and market for units, if any. Do units present any unusual or unique risks that potential purchases should be aware of? Do units have any influence or relationship with the asset coverage requirements of the 1940 Act? Will units have trading symbols of their own or will shareholders be able to trade the unit components individually? Are there any voting right issues or conflicts with respect to unit components?

Response:	In response to the Staff’s comment, the Company has revised its disclosure regarding units beginning on page 142. The Company undertakes to provide greater specificity regarding the above-referenced items through a prospectus supplement if and when it issues such units and respectfully refrains from including such details in the prospectus. Such details are not yet known or reasonably determinable, nor is such preliminary disclosure a market practice of other business development companies with universal shelf registration statements and therefore, any such details may be inaccurate, misleading or confusing to investors.

36.	Disclose the benefit to the Fund of issuing units. How does this benefit differ from the Fund issuing the individual unit components? Does this benefit to the Fund give rise to any disadvantage for shareholders in purchasing units, when compared to the individual components comprising the units? Please revise the disclosure accordingly. We may have further comment.

September 6, 2011

Response:	The Company believes that the ability to issue units provides the opportunity to adapt to changing market conditions by providing diversified investment opportunities to investors. Further, having the ability to issue units in addition to unit components may provide certain tax benefits to investors, depending on changing tax legislation and the issuance of new government securities. Due to varied market conditions, government actions and legal reform, the Company would like to have the ability to issue units in addition to unit components in case issuance of units provides benefits to investors and is in the best interest of the Company. The Company respectfully submits that it will disclose the benefits accompanying the issuance of units in the applicable prospectus supplement if and when the Company offers such units to the public.

37.

The last paragraph appears to incorporate by reference[1] information that will be contained in future filings. An investment company generally cannot incorporate by reference material information and exhibits that are not yet filed on EDGAR. All required exhibits and material information that is required for each security must be filed prior to effectiveness of this registration. In your response letter and acceleration request, please confirm that all exhibits and required material information about each of the Securities is included in the registration statement. Alternatively, the Fund may choose to remove certain Securities from this shelf offering.

Response:	In response to the Staff’s comment, the Company hereby confirms that all exhibits and required material information about each of the Securities is included in the Registration Statement.

38.

Please review the Fund’s derivative disclosure to ensure that it accurately and specifically describes the Fund’s use of derivatives and their risks[2]. In connection with this disclosure, please consider the Division of Investment Management’s observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010, (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf). Please expand or revise the derivative disclosure accordingly.

Response:	The Company has attempted to include disclosure that is acceptable to the Staff and that is accepted by the market, as evidenced by substantially similar disclosure in nearly all effective universal shelf registration statements of business development companies that have been declared effective within the past twelve months. The Company intends to include any additional information required for derivative disclosure in the applicable prospectus supplement and follow relevant guidance provided by the above-referenced letter.

[1]

The disclosure states “[t]he descriptions of the units and any applicable underlying security or pledge or depositary arrangements in this prospectus and in any prospectus supplement are summaries of the material provisions of the applicable agreements and are subject to, and qualified in their entirety by reference to, the terms and provisions of the applicable agreements, forms of which have been or will be filed as exhibits to the registration statement of which this prospectus forms a part.”

[2]

The derivative disclosure states “[w]e may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately’ negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions, will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).”

September 6, 2011

39.	Please file a “form of” prospectus supplement to be delivered with the base prospectus for each of the Securities the Fund will sell in the shelf offering. In this regard, please expand the disclosure on the cover page of each prospectus supplement to make clear that the related prospectus supplement and “the accompanying prospectus” will together constitute the prospectus for an offering of the Fund’s securities.

Response:	In response to the Staff’s comment, the Company has included a “form of” prospectus supplement to be delivered with the base prospectus for each of the Securities the Company will register and has made more clear on the cover page that the related prospectus supplement and “the accompanying prospectus” will together constitute the prospectus of the Company’s securities.

40.	Please clarify whether the Fund may issue auction rate preferred shares in this shelf offering. If so, please prominently include the auction risk and significant liquidity risks in the “form of” prospectus supplement.

Response:	The Company may issue auction rate preferred shares in this shelf offering and respectfully request to include prominently the auction risk and significant liquidity risks in the respective \prospectus supplement if and when it issues auction rate preferred shares. Including this in the “form of” prospectus supplement may cause confusion to investors.

41.	In your response letter, discuss the Fund’s plans to update all applicable financial statements (including updating its auditor’s consent), and other material information, during the shelf registration statement offering period.

Response:	During the shelf registration statement offering period, the Company intends to update all applicable financial statements (including updating its auditor’s consent) and other material information through post-effective amendments of the Registration Statement and will include such pertinent interim financial information in prospectus supplements.

42.	Common shareholders should have some basis to determine and understand the maximum dilution that might be imposed upon their shares as a result of the Fund’s future issuances of Securities. Please add appropriate disclosure.

Response:	The Company understands the benefit in presenting information related to dilution and has included various risk factors related to dilution as a result of the Company’s future issuance of Securities. The Company intends to provide more specific information regarding this matter in the applicable prospectus supplement, consistent with market practices and pursuant to the applicable rules.

Part C

43.	In your response letter, undertake to include in any prospectus supplement, as applicable, under a section captioned “Additional Underwriter Compensation” a description of the terms of any agreement that the Fund will have entered into with the underwriters, and specify the nature of the services that the underwriter has provided or will provide thereunder. Further undertake to disclose whether any such fee payable thereunder is a one-time fee or whether it is payable annually, and undertake to file all such agreements as exhibits in a post-effective amendment to the registration statement.

Response:

In response to the Staff’s comment, the Company undertakes to include in any prospectus supplement, as applicable, under a section captioned “Additional Underwriter Compensation” a description of the terms of any agreement that the Company will have entered into with the underwriters, and will specify the nature of the services that the underwriter has provided or will provide thereunder. Further, in response to the Staff’s comment, the Company undertakes to disclose whether any such fee payable thereunder is a one-time fee or whether it is payable

September 6, 2011

annually, and undertakes to file all such agreements as exhibits in a post-effective amendment to the registration statement

44.	Include an undertaking in Part C of the registration statement to file for staff review a post-effective amendment (EDGAR submission type POS 8C) in respect of any rights offering by the Fund during the shelf registration statement offering period. We may have further comments.

Response:	In response to the Staff’s comment, the Company has included the requested undertaking.

45.	It appears that the Fund should file, as an exhibit to the registration statement, the form of statement of preferences that the Fund anticipates entering into in respect of its issuance of preferred stock. It further appears that the Fund should file, as an exhibit to the registration statement, a Statement of Eligibility of Trustee on Form T¬1 as it pertains to the trust indenture that will be used with its proposed debt offerings. Please advise us of the Fund’s plans to file such exhibits.

Response:	In response to the Staff’s comment, the Company intends to file the above-referenced exhibits to a post-effective amendment to the Registration Statement, at such time the Company issues such securities. The Company respectfully submits that these two exhibits are not required to be included for the effectiveness of the Registration Statement.

46.	Please file as an exhibit a revised legality of shares opinion, and related consent of counsel, with your next pre-effective amendment. Alternatively, it appears that it may be necessary for the Fund to undertake to file an unqualified legality of shares opinion (e.g., not qualified by the phrase “[u]pon the completion of all Corporate Proceedings” and including timely assertions with respect to takedowns as to the Company’s good standing with SDAT), and related consent of counsel, in a post-effective amendment with each takedown from this shelf registration statement.

Response:	In response to the Staff’s comment, the Company undertakes to file the required unqualified legality of shares opinion (e.g., not qualified by the phrase “[u]pon the completion of all Corporate Proceedings” and including timely assertions with respect to takedowns as to the Company’s good standing with SDAT) and related consent of counsel, in a post-effective amendment with each takedown from the Registration Statement.

47.	The Fund should further ensure that with respect to the Securities, appropriate exhibits are filed or incorporated by reference (e.g., underwriting agreements).

Response:	In response to the Staff’s comment, the Company ensures that with respect to the Securities, appropriate exhibits are filed or incorporated by reference (e.g., underwriting agreements).

48.	Include an undertaking in Part C of the registration statement to file for staff review a post-effective amendment under section 8(c) of the Securities Act in respect of any one or more offerings of the Fund’s common shares (including warrants and/or rights to purchase its common shares) below NAV that will result in greater than 15% dilution in the aggregate to existing shareholder net asset value. We may have further comments.

Response:	In response to the Staff’s comment, the Company has included the requested undertaking.

General

September 6, 2011

49.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response:	The Company has not submitted and does not currently intend to submit an exemptive application or no-action request in connection with the Registration Statement.

50.	Please inform us whether the officers, directors, and beneficial owners of more than 10% of the Fund’s securities are current with the ownership reports (Forms 3, 4, and 5) required by Section 16(a) of the Securities Exchange Act of 1934.

Response:	The officers, directors and beneficial owners of more than 10% of the Company’s securities have filed all required Forms 3, 4 and 5 to date.

51.	Please confirm to the staff in your response letter that the Fund will submit any underwritten offering to FINRA for its approval of the Underwriting terms.

Response:	In response to the Staff’s comment, the Company undertakes to submit any underwritten offering to FINRA for its approval of the Underwriting terms.

52.	As needed, the Fund should highlight the extent, and consequent effect, of any structural subordination resulting from the Fund’s capital structure as a result of issuing the Securities.

Response:	In response to the Staff’s comment, the Company understands that it should highlight the extent, and consequent effect, of any structural subordination resulting from the Company’s capital structure as a result of issuing the Securities.

53.	We note that certain portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied to the staff, or on exhibits added in any pre-effective amendments.

Response:	The Company acknowledges the Staff’s comment.

Sincerely,

/s/ Sehrish Siddiqui
Sehrish Siddiqui

cc:	Steven C. Lilly (via email)
C. Robert Knox, Jr. (via email)
John A. Good, Esq. (via email)
Helen W. Brown, Esq. (via email)